FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 04, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging

Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 4 August 2008 of an increase in their notional interests in Ordinary shares at a price of £11.67 per share and Ordinary Share ADRs at a price of $46.53 per ADR following the notional re-investment of the dividend to be paid to shareholders on 9 October 2008.

	Ordinary shares	ADRs
Mr A P Witty	4,470.70
Mr J S Heslop	3,633.09
Dr M M Slaoui	323.21	1,591.48
Mrs C E Bruck Slaoui	25.76	36.21
Mr C Viehbacher		1,448.54
Mr S M Bicknell	272.18
Mr J M Clarke	2,708.82
Mr M Dunoyer	1,020.20
Mr E J Gray	845.59
Mr D Learmouth	557.04
Mr W C Louv		640.11
Mr D J Phelan		1,356.28
Dr D Pulman		880.70
Mr D S Redfern	415.12
Mr J R Stéphenne	935.77
Ms C Thomas	312.39
Mr S M Werner		183.89

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a).

S M Bicknell

Company Secretary

4 August 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 04, 2008

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc